Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900
August 7, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anu Dubey
Thankam Varghese
Melissa McDonough

Re:	Blue Owl Alternative Credit Fund
Registration Statement on Form N-2 (File Nos. 333-285688; 811-24062)
Dear Ladies and Gentlemen:
On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), transmitted by telephone on August 7, 2025 by Anu Dubey of the Staff and August 7, 2025 by Ken Ellington of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, regarding Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, filed on July 11, 2025 (File Nos. 333-285688; 811-24062) (the "Registration Statement"), and the Fund's correspondence to the Staff, dated August 1, 2025 (the "Prior Correspondence"). The Fund is filing Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”) concurrently herewith to respond to the Staff's comments and make certain other changes.
For your convenience, set forth below is a transcription of the Staff's comments and the Fund's responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Registration Statement. References to "Prior Comments" are to those set forth in the applicable Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
PROSPECTUS
1.In respect of the response to Comment #5(a) in the Prior Correspondence, the response letter states that investments in private funds will not represent a principal investment strategy. Please make clear that private equity and hedge funds are not part of principal strategies, including by specifying what “separate investment structures or vehicles” are and what “private collective investment vehicles” are.
Response:
The Fund has revised the disclosure as requested in the Amendment.

2.In footnote 1 to each unaudited list of Portfolio Investments, please disclose that the value of each investment was determined using unobservable inputs as required by Article 12-12, footnote 9 of Regulation S-X.
Response:
The Fund has revised the disclosure as requested in the Amendment.
3.Relating to risk disclosure concerning investment in private funds, please disclose risks related to jurisdiction of any private fund. Please also disclose any duration limitations such as the possibility of limitations or suspensions of redemptions and the possibility of “payment in kind” distributions in response to redemption requests and how these terms may impact fees, performance and liquidity of the Fund.
Response:
The Fund has revised the disclosure as requested in the Amendment.
4.Relating to risk disclosure concerning investment in private funds, please disclose the risk around tax considerations when investing in private funds that produce non-qualifying income, and how it may impact the Fund’s RIC status.
Response:
The Fund has revised the disclosure as requested in the Amendment.
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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green
Brad A. Green, P.C.

cc:	Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC
Matthew Press, Blue Owl Alternative Credit Advisors II LLC
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
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